Exhibit 99.1

FCA Capital Markets Day

Fiat Chrysler Automobiles (“FCA”) (NYSE: FCAU MTA: FCA) announced today that the Company’s Chief Executive Officer Sergio Marchionne together with members of the executive management of the Group will present the Group’s 2018-2022 Business Plan to financial analysts and institutional investors in Balocco (Italy) on June 1, 2018.
The presentations delivered during the event will be made available in the Investors section of the FCA corporate website (www.fcagroup.com). A live audio webcast of the Q&A session of the event will be available on the Company’s corporate website (www.fcagroup.com), commencing approximately at 2:50 p.m. BST / 3:50 p.m. CEST / 9:50 a.m. EDT on Friday, June 1.
Details for accessing the presentation materials and the webcast will be available in the Investors section of the corporate website prior to the event. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the event.
London, 31 May 2018

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com